16006184

MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section MAR 15 2016 Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP Paribas Investment Services, LLC

OFFICIAL USE ONLY
8-50745
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 South Biscayne Boulevard, Suite 1800
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank W. Bracero (201) 850-6704
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Frank W. Bracero, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of BNP Paribas Investment Services, LLC as of December 31, 2015, are true and correct. I further affirm that neither BNP Paribas Investment Services, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Frank W. Bracero

Chief Financial Officer
Title

Subscribed and sworn to before me on this 11th day of March 2016.

Notary Public

IRIS B. BUCKHOLD
MY COMMISSION # EE 180541
EXPIRES: July 18, 2016
Bonded Thru Notary Public Underwriters

BNP Paribas Investment Services, LLC
(SEC I.D. No. 8-50745)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

pwc

Report of Independent Registered Public Accounting Firm

To Board of Directors of BNP Paribas Investment Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company intends to file a Broker Dealer Withdrawal form ("Form BDW") to terminate its status as a registered broker-dealer. Once effective, it is anticipated that the Company will, after making appropriate and necessary reserves for creditors, pay substantially all of its available capital to its parent company in the form of a dividend. These factors, further described in Note 1 to the financial statements, raise substantial doubt about the Company's intent to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

March 11, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

BNP Paribas Investment Services, LLC
(An wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2015

Assets	
Cash and cash equivalents	-
Cash segregated under federal regulations	280,011
Receivable from affiliated clearing broker	956,627
Prepaid expenses and other assets	8,986
Total assets	1,245,624
Liabilities and Members' Equity	
Liabilities	
Payable to affiliates	-
Accrued expenses	62,000
Total liabilities	62,000
Members' equity	
Membership certificates	7,767,819
Accumulated deficit	(6,584,195)
Total members' equity	1,183,624
Total liabilities and members' equity	1,245,624

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an unaffiliated clearing broker, Pershing LLC ("Pershing") and an affiliated entity, BNP Paribas Prime Brokerage, Inc. ("PBI"). All clearing brokers are registered broker-dealers. The Pershing clearing relationship was terminated by the Company on April 30, 2015. Any remaining assets held at Pershing were transferred to PBI.

The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to all clearing brokers. The Company's principal office is in Miami, Florida.

During the fourth quarter of 2014, after considering various strategic alternatives, the Board of Directors of the Company approved a liquidation plan for the Company. The Company had initially intended to submit a Form BDW during the first quarter of 2015 to the SEC and FINRA in order to terminate its status as a registered broker-dealer. Withdrawal from broker-dealer registration becomes effective 60 days after the filing of Form BDW, unless the SEC institutes a proceeding to delay or otherwise imposes terms or conditions upon such withdrawals. Once the withdrawal becomes effective, it is anticipated that the Company will, after making appropriate and necessary reserves for creditors, pay substantially all of its available capital to its Parent in the form of a dividend. These factors raise substantial doubt about the Company's intent to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of December 31, 2015, the Company has not filed the form BDW. The Company is still assessing its strategic plan on closing the entity and returning any worthless securities to clients.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies demand deposits with an affiliated bank as cash and cash equivalents. At December 31, 2015, the balance was zero.

Cash Segregated Under Federal Regulations
The Company is required by its primary regulators, to segregate either cash or qualified securities to satisfy rules regarding the protection of customer assets in a special reserve bank account.

Receivable from Clearing Brokers
The Company maintains cash and a clearing deposit in accounts at the clearing brokers and has receivables for commissions and fees on transactions processed during the month. Such receivables from the clearing brokers are reported on the Company's Statement of Financial Condition.

Income Taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. Therefore, no income taxes are recorded.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits within Income tax expense in the Statement of Operations. Accrued interest and penalties would be included in Accrued expenses, and other liabilities in the Statement of Financial Condition.

3. Related Party Transactions

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

In 2015, the Company cleared securities transactions on a fully disclosed basis through an affiliated clearing broker. The receivable from affiliated clearing broker was $956,627 at December 31, 2015. The Company was charged for the clearance and settlement of these transactions. At December 31, 2015, the receivable from affiliated clearing broker was $0 relating to these fees. At December 31, 2015, the amount payable to affiliated clearing broker was $0. At December 31, 2015, the amount payable to affiliate for management fees was $0.

4. Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Although the right of the clearing brokers to charge the Company applies to all trades executed through the clearing brokers, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future nonperformance by one or more counterparties. At December 31, 2015, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on the financial statements. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its clearing brokers seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company is involved in various transactions where, in the event the customers failed to perform their obligations under contractual terms, the Company may be exposed to risk. Substantially all of the clearing and depository operations for the Company are performed by its clearing brokers pursuant to a clearance agreement. The clearing brokers review, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

5. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $1,174,638 which was $924,638 in excess of the required net capital.

Under the Company's FINRA Membership Agreement, the Company is required to comply with the Customer Protection Rule ("Rule 15c3-3") for holding customer funds under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2015, $280,011 of cash had been segregated in a special reserve account with a third-party bank. At December 31, 2015, the Company was required to maintain a balance in this account in the amount of $0. In addition, the Company clears all transactions on a fully disclosed basis through its clearing brokers. The Company does not safe keep customer securities.

6. Contingencies

Due to the nature of the Company's past and present business, the Company is exposed to litigation risk. In addition, the Company is subject to both routine and unscheduled regulatory examinations by, as well as inquiries and subpoenas from, governmental agencies and self-regulatory organizations. In recent years, securities firm have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. Based on currently available information, the Company does not believe that any other proceeding or other matter to which it is a party or otherwise involved will have a material adverse effect on its financial position, results of operations and cash flows, although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on the Company's operating results in that period.

7. Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements are issued. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to these financial statements.

****